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                                            Filed pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                          Subject Company: Active Software, Inc.

                                                  Commission File No.: 000-26367

       webMethods, Inc., and Active Software, Inc. distributed the following press release on June 29, 2000.

FOR IMMEDIATE RELEASE

       WEBMETHODS GRANTED EARLY APPROVAL OF THE HART-SCOTT-RODINO ACT WAITING PERIOD FOR ACTIVE SOFTWARE ACQUISITION

FAIRFAX, VA. AND SANTA CLARA, CALIF.--JUNE 29, 2000--webMethods, Inc. (Nasdaq:
WEBM), the leading provider of business-to-business integration (B2Bi) solutions, and Active Software, Inc. (Nasdaq: ASWX), a leading provider of enterprise eBusiness infrastructure software, announced today that the Department of Justice and the Federal Trade Commission have granted early termination of the 30-day waiting period defined under the Hart-Scott-Rodino Act with respect to the acquisition of Active Software by a wholly owned subsidiary of webMethods, resulting in Active Software becoming a wholly owned subsidiary of webMethods.

Stockholders of Active Software will receive 0.527 of a share of webMethods common stock for each share of Active Software common stock. Completion of the merger is subject to certain conditions, including adoption of the merger agreement by stockholders of Active Software and stockholder approval of the issuance of shares of webMethods common stock in connection with the merger. Stockholder meetings for both companies are expected to be held in the third calendar quarter.

ABOUT WEBMETHODS, INC.

webMethods, Inc. (Nasdaq: WEBM) is the leading provider of software solutions for business-to-business integration (B2Bi). Leveraging the open standards of the Internet, the award-winning webMethods B2B(TM) family of products provides the B2Bi infrastructure that enables Global 2000 companies and B2B marketplaces to connect customers, suppliers and partners to form real-time B2B trading networks. webMethods B2B allows companies to create new revenue opportunities, strengthen relationships with customers and substantially reduce supply chain inefficiencies.

Founded in 1996, webMethods is based in Fairfax, Va., with offices across the U.S. and Europe. webMethods has more than 160 customers worldwide--from Global 2000 leaders such as Dell (Nasdaq: Dell), Eastman Chemical Company (NYSE:EMN), Lucent Technologies (NYSE: LU) and Grainger (NYSE: GWW) to major B2B marketplaces like ChemConnect, e-STEEL and Ventro (Nasdaq: VNTR). webMethods' strategic partners include Ariba (Nasdaq: ARBA), Commerce One (Nasdaq: CMRC), Deloitte Consulting, EDS (NYSE: EDS), i2 Technologies (Nasdaq: ITWO), KPMG Consulting, Microsoft Corp.(Nasdaq: MSFT), Oracle Corp. (Nasdaq:
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ORCL), Sterling Commerce (NYSE: SE) and SAP AG (NYSE: SAP). More information about the company can be found at www.webMethods.com.

ABOUT ACTIVE SOFTWARE, INC.

Founded in 1995, Active Software, Inc., (Nasdaq:ASWX) is a leading provider of eBusiness infrastructure software products. Active Software's eBusiness platform, the ActiveWorks(TM) Integration System, automates end-to-end business processes within the enterprise. Active Software has approximately 200 customers in industries such as telecommunications, financial services, government, technology, utilities, distribution, manufacturing and transportation. Active Software is headquartered in Santa Clara, California.

                                       ###

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of webMethods and Active Software and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, failure of the transaction to close due to the failure to obtain necessary approvals and failure of the webMethods or Active Software stockholders to approve the transaction, among other factors, could cause actual results to differ materially from those described in the forward-looking statements.

For a detailed discussion of these and other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, webMethods' Registration Statement on Form S-4 and on Form S-1, as amended, and the joint proxy statement/prospectus to be filed by both companies as described below. webMethods' and Active Software's filings with the SEC are available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Where You Can Find Additional Information

Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. webMethods and Active Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from webMethods or Active Software by directing such requests to the respective addresses listed above.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods's stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in webMethods' Registration Statement on S-4 and on Form S-1, as amended, both filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the webMethods contact listed above.

Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Active Software contact listed above.